Exhibit 99.1

Financial News

CIBC Announces Second Quarter 2021 Results

Toronto, ON – May 27, 2021 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2021.

Second quarter highlights

	Q2/21	Q2/20	Q1/21	YoY Variance	QoQ Variance

Reported Net Income	$1,651 million	$392 million	$1,625 million	+321%	+2%

Adjusted Net Income (1)	$1,666 million	$441 million	$1,640 million	+278%	+2%

Reported Diluted Earnings Per Share (EPS)	$3.55	$0.83	$3.55	+328%	0%

Adjusted Diluted EPS (1)	$3.59	$0.94	$3.58	+282%	0%

Reported Return on Common Shareholders’ Equity (ROE)	17.1%	4.0%	17.0%
Adjusted ROE (1)	17.3%	4.5%	17.2%
Common Equity Tier 1 Ratio	12.4%	11.3%	12.3%

“Our strong performance in the second quarter of 2021 is a result of executing on our client-focused growth strategy,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “We are delivering results by building on the momentum we have established in our Canadian consumer franchise, further accelerating our performance in areas where we have strength, and simplifying and transforming our bank to enable reinvestment for growth.”

Results for the second quarter of 2021 were affected by the following item of note aggregating to a negative impact of $0.04 per share:

•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 12.4% at April 30, 2021 compared with 12.3% at the end of the prior quarter. CIBC’s leverage ratio at April 30, 2021 was 4.7%.

Core business performance

Canadian Personal and Business Banking reported net income of $603 million for the second quarter, up $440 million or 270% from the second quarter a year ago mainly due to lower provisions for credit losses. Adjusted pre-provision, pre-tax earnings(1) were up $19 million or 2% from a year ago mainly due to robust volume growth and lower expenses, partially offset by narrower margins as a result of changes in the interest rate environment.

Canadian Commercial Banking and Wealth Management reported net income of $399 million for the second quarter, up $193 million or 94% from the second quarter a year ago, primarily due to lower provisions for credit losses and higher revenues across all businesses, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were up $61 million or 13% compared with the second quarter a year ago, primarily due to higher fee revenue and strong volume growth in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation and strong mutual fund sales, in addition to increased investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results.

U.S. Commercial Banking and Wealth Management reported net income of $216 million for the second quarter, up $201 million or 1340% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $229 million, up $197 million or 616% from the second quarter a year ago, due to lower provisions for credit losses and higher U.S. dollar revenue, partially offset by the impact of foreign exchange translation. In U.S. dollars, adjusted pre-provision, pre-tax earnings(1) were up US$48 million or 27% (CAD$36 million or 15%) from the second quarter a year ago due to higher revenue, partially offset by higher expenses. Higher revenue was primarily driven by strong volume growth and higher fees, while higher expenses reflect increased performance-based compensation.

Capital Markets reported net income of $495 million for the second quarter, up $318 million or 180% from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were up 38% from a year ago, driven by higher revenues across trading and corporate and investment banking, partially offset by higher performance-based compensation.

Credit quality

Provision for credit losses was $32 million, down $1,380 million or 98% from the second quarter a year ago. Provision for credit losses on performing loans was down across all strategic business units (SBUs) as the same quarter last year included significant increases to reflect the unfavourable change in our economic outlook at the onset of the COVID-19 pandemic, while the current quarter included a reversal mainly resulting from an improvement in our economic outlook as well as higher transfers of performing loans to impaired mainly in Canadian Personal and Business Banking. Provision for credit losses on impaired loans was also down, primarily due to lower impairments net of reversals in Canadian Commercial Banking and Wealth Management, and Capital Markets.

(1)

For additional information, see the “Non-GAAP measures” section. Pre-provision, pre-tax earnings is revenue net of non-interest expenses and is a non-GAAP measure. Adjusted pre-provision, pre-tax earnings is revenue net of non-interest expenses adjusted for items of note and is a non-GAAP measure.

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Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 16 of the 2020 Annual Report.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Operating results – reported
Total revenue	$4,932	$4,963	$4,578	$9,895	$9,433
Provision for credit losses	32	147	1,412	179	1,673
Non-interest expenses	2,756	2,726	2,704	5,482	5,769
Income before income taxes	2,144	2,090	462	4,234	1,991
Income taxes	493	465	70	958	387
Net income	1,651	1,625	392	3,276	1,604
Net income (loss) attributable to non-controlling interests	4	4	(8)	8	(1)
Net income attributable to equity shareholders	1,647	1,621	400	3,268	1,605
Diluted EPS ($)	$3.55	$3.55	$0.83	$7.10	$3.46
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets (2)	$(20)	$(20)	$(29)	$(40)	$(56)
Restructuring charge (3)	-	-	-	-	(339)
Goodwill impairment (4)	-	-	(28)	-	(28)
Impact of items of note on non-interest expenses	(20)	(20)	(57)	(40)	(423)
Total pre-tax impact of items of note on net income	20	20	57	40	423
Amortization of acquisition-related intangible assets (2)	5	5	8	10	14
Restructuring charge (3)	-	-	-	-	89
Impact of items of note on income taxes	5	5	8	10	103
Total after-tax impact of items of note on net income	15	15	49	30	320
Impact of items of note on diluted EPS ($) (5)	$0.04	$0.03	$0.11	$0.07	$0.72
Operating results – adjusted (6)
Total revenue (7)	$4,932	$4,963	$4,578	$9,895	$9,433
Provision for credit losses	32	147	1,412	179	1,673
Non-interest expenses	2,736	2,706	2,647	5,442	5,346
Income before income taxes	2,164	2,110	519	4,274	2,414
Income taxes	498	470	78	968	490
Net income	1,666	1,640	441	3,306	1,924
Net income (loss) attributable to non-controlling interests	4	4	(8)	8	(1)
Net income attributable to equity shareholders	1,662	1,636	449	3,298	1,925
Adjusted diluted EPS ($)	$3.59	$3.58	$0.94	$7.17	$4.18
(1) Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2) Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$-	$-	$(2)	$-	$(4)
Canadian Personal and Business Banking (after-tax)	-	-	(1)	-	(3)
U.S. Commercial Banking and Wealth Management (pre-tax)	(18)	(17)	(23)	(35)	(45)
U.S. Commercial Banking and Wealth Management (after-tax)	(13)	(12)	(17)	(25)	(33)
Corporate and Other (pre-tax)	(2)	(3)	(4)	(5)	(7)
Corporate and Other (after-tax)	(2)	(3)	(3)	(5)	(6)

(3)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(4)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(5)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(6)	Adjusted to exclude the impact of items of note.
(7)

Excludes a TEB adjustment of $51 million (January 31, 2021: $54 million; April 30, 2020: $46 million) and $105 million for the six months ended April 30, 2021 (April 30, 2020: $95 million). Our adjusted efficiency ratio is calculated on a TEB.

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The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2021	Reported net income (loss)	$603	$399	$216	$495	$(62)	$1,651

Apr. 30	After-tax impact of items of note (1)	-	-	13	-	2	15

	Adjusted net income (loss) (2)	$603	$399	$229	$495	$(60)	$1,666

2021	Reported net income (loss)	$652	$354	$188	$493	$(62)	$1,625

Jan. 31	After-tax impact of items of note (1)	-	-	12	-	3	15

	Adjusted net income (loss) (2)	$652	$354	$200	$493	$(59)	$1,640

2020	Reported net income (loss)	$163	$206	$15	$177	$(169)	$392

Apr. 30 (3)	After-tax impact of items of note (1)	1	-	17	-	31	49

	Adjusted net income (loss) (2)	$164	$206	$32	$177	$(138)	$441

$ millions, for the six months ended

2021	Reported net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276

Apr. 30	After-tax impact of items of note (1)	-	-	25	-	5	30

	Adjusted net income (loss) (2)	$1,255	$753	$429	$988	$(119)	$3,306

2020	Reported net income (loss)	$738	$542	$180	$555	$(411)	$1,604

Apr. 30 (3)	After-tax impact of items of note (1)	3	-	33	-	284	320

	Adjusted net income (loss) (2)	$741	$542	$213	$555	$(127)	$1,924

(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the second quarter of 2021 for additional details.

Making a difference in our communities

At CIBC, we are committed to strengthening our communities and giving back is deeply embedded in our culture. This quarter, investments in our communities included:

•

Announced an additional $1 million investment aimed at supporting the next generation of leaders and changemakers from the Black community, including creating a scholarship program through a partnership with the BlackNorth Initiative;

•

Celebrated International Women’s Day with a focus on shared stories of strength and resiliency by hosting a client webinar and launching our partnership with The Prosperity Project and their Canadian Household survey;

•

Opened applications for the second year of the CIBC Future Heroes Bursary program with the goal to help post-secondary students achieve their ambitions of pursuing a career in healthcare. 125 bursaries valued at $2,500 will be awarded to students entering their first year of an eligible healthcare undergraduate, certificate or diploma program; and

•	Celebrated National Volunteer Week by doubling the reward dollars we donate when team members volunteer their time to a cause they are passionate about.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and continued pressure on oil prices, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and

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developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2020 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8335491#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2021 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 1725009#) and French (514-861-2272 or 1-800-408-3053, passcode 8504384#) until 11:59 p.m. (ET) June 20, 2021. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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